UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Interim Consolidated Summary Report

< under US GAAP >

for the Fiscal Year Ending March 31, 2007

Date:	March 29, 2007
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Headquarters:	Tokyo
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Takeaki Ishii, General Manager—Financial Planning Division, Financial Accounting Office
(Phone) +81-3-5252-8650

Consolidated financial data for the six months ended September 30, 2006

Due to the merger with UFJ Holdings on October 1, 2005, the results for the fiscal year ended March 31, 2006 reflect six months of results for Mitsubishi Tokyo Financial Group, Inc. and its subsidiaries prior to the merger and six months of results for Mitsubishi UFJ Financial Group, Inc. and subsidiaries after the merger.

(1) Operating results

	(in millions of yen, except per share data and percentages)
	For the six months ended September 30,		For the fiscal year ended March 31, 2006
	2006	2005
Total revenue	2,806,522	1,377,387	3,598,034
Change from the previous year	103.8%
Income from continuing operations before income taxes and cumulative effect of a change in accounting principle	557,023	460,132	529,673
Change from the previous year	21.1%
Net income	279,907	302,521	363,511
Change from the previous year	(7.5)%
Basic earnings per common share—net income available to common shareholders (in yen)	3,982.16	45,903.29	19,313.78
Diluted earnings per common share—net income available to common shareholders (in yen)	3,951.09	45,803.88	18,951.87

Note: Average number of shares outstanding

	(thousands of shares)
	For the six months ended September 30,		For the fiscal year ended March 31, 2006
	2006	2005
Common stock	9,978	6,538	8,121
Preferred stock (Class 3)	100	100	100
Preferred stock (Class 8)	22	—	44
Preferred stock (Class 9)	39	—	45
Preferred stock (Class 10)	73	—	74
Preferred stock (Class 11)	0	—	0
Preferred stock (Class 12)	128	—	91

(2) Financial condition

	(in millions of yen, except per share data and percentages)
	As of September 30,		As of March 31, 2006
	2006	2005
Total assets	183,826,765	114,674,405	186,219,447
Total shareholders’ equity	9,562,316	4,964,590	9,668,153
Total shareholders’ equity as a percentage of total assets	5.2%	4.3%	5.2%
Total shareholders’ equity per common share (in yen)	904,822.81	721,093.60	893,352.38

Note: Number of shares outstanding

	(thousands of shares)
	As of September 30,		As of March 31, 2006
	2006	2005
Common stock	10,108	6,538	9,741
Preferred stock (Class 3)	100	100	100
Preferred stock (Class 8)	18	—	27
Preferred stock (Class 9)	—	—	80
Preferred stock (Class 10)	—	—	150
Preferred stock (Class 11)	0	—	0
Preferred stock (Class 12)	113	—	175

(3) Cash flows

		(in millions of yen)
	For the six months ended September 30,		For the fiscal year ended March 31, 2006
	2006	2005
Net cash provided by (used in) operating activities	457,853	(285,146)	354,086
Net cash provided by (used in) investing activities	(323,430)	(2,134,955)	8,255,262
Net cash provided by (used in) financing activities	(3,402,386)	3,639,957	(6,600,721)
Cash and cash equivalents at end of period	2,980,592	5,451,520	6,249,347

Formulas for computing ratios for the six months ended September 30, 2006 are as follows.

Basic earnings per common share—net income available to common shareholders

Net income available to common shareholders*
Average number of common stock during the period **

Diluted earnings per common share—net income available to common shareholders

Net income available to common shareholders* + Adjustments in net income assuming dilution
Average number of common stock during the period ** + Number of dilutive potential common stock

Total shareholders’ equity per common share

Total shareholders’ equity at end of period - Number of preferred stock at end of period × Issue price
Number of common stock at end of period **

*	excluding cash dividends paid to preferred shareholders and beneficial conversion feature
**	excluding treasury stock and parent’s common stock owned by subsidiaries and affiliated companies

This report is an excerpt of certain highlights from our semiannual condensed consolidated financial information under US GAAP that was disclosed on Form 6-K (“Form 6-K”) filed with the U.S. Securities and Exchange Commission. This excerpt report does not contain all of the information that may be important to you. In addition to the items highlighted in this report, the Form 6-K includes material disclosure about Mitsubishi UFJ Financial Group, Inc., including business and other detailed US GAAP financial information. You should read the entire Form 6-K carefully to obtain a comprehensive understanding of our business and US GAAP financial data and related issues.

This report contains forward-looking statements regarding estimation, forecast, target and plan in relation to the results of operations, financial conditions and other general management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimation, forecast, target and plan regarding future events, certain assumptions have been made, which assumptions are inherently subjective and uncertain. The forward-looking statements should not be viewed as guarantees of future performance as actual results may be significantly different. For instance, the estimation and forecast regarding the company is based on the assumption that the company’s business strategies (including the business integration plan with the former UFJ Holdings Group) will be implemented smoothly. Also, the statements regarding collectibility of the deferred tax assets are based on estimation and other assumptions such as our business plan and the premises thereof, and exemplify such situation as above. There exist a number of factors that might lead to uncertainties and risks. For the key factors that may be should be considered, please see the financial highlight, the Annual Securities Report, Disclosure Book, Annual Report, Form 20-F, Form 6-K and other current disclosures that the company has publicly released.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

	As of September 30,		(A) — (B)	As of March 31, 2006(C)	(A) — (C)
(in millions of yen)	2006(A)	2005(B)
Assets:
Cash and due from banks	2,976,980	5,443,680	(2,466,700)	6,235,278	(3,258,298)
Interest-earning deposits in other banks	5,874,328	4,634,882	1,239,446	6,240,654	(366,326)
Call loans, funds sold, and receivables under resale agreements	5,272,542	3,712,620	1,559,922	3,406,278	1,866,264
Receivables under securities borrowing transactions	4,315,880	4,529,438	(213,558)	5,142,074	(826,194)
Trading account assets	11,549,162	8,649,936	2,899,226	10,728,023	821,139
Investment securities:
Securities available for sale	44,991,526	28,308,252	16,683,274	45,485,909	(494,383)
Securities being held to maturity	2,871,132	2,177,113	694,019	2,466,074	405,058
Preferred stock investment in UFJ Bank Limited	—	700,000	(700,000)	—	—
Other investment securities	818,263	341,022	477,241	862,969	(44,706)

Total investment securities	48,680,921	31,526,387	17,154,534	48,814,952	(134,031)

Loans, net of unearned income, unamortized premiums and deferred loan fees	95,427,561	51,822,267	43,605,294	95,506,835	(79,274)
Allowance for credit losses	(1,103,092)	(617,260)	(485,832)	(1,012,227)	(90,865)

Net loans	94,324,469	51,205,007	43,119,462	94,494,608	(170,139)

Premises and equipment—net	1,148,684	586,206	562,478	1,173,577	(24,893)
Accrued interest	303,432	159,534	143,898	241,331	62,101
Customers’ acceptance liability	73,977	35,580	38,397	94,719	(20,742)
Intangible assets—net	1,306,606	253,339	1,053,267	1,504,495	(197,889)
Goodwill	1,845,743	91,887	1,753,856	1,843,948	1,795
Deferred tax assets	1,065,009	352,601	712,408	1,211,431	(146,422)
Accounts receivable	1,727,597	1,333,716	393,881	1,792,158	(64,561)
Other assets	3,356,348	1,943,235	1,413,113	3,171,408	184,940
Assets of discontinued operations to be disposed or sold	5,087	216,357	(211,270)	124,513	(119,426)

Total assets	183,826,765	114,674,405	69,152,360	186,219,447	(2,392,682)

Liabilities and Shareholders’ Equity:
Deposits:
Domestic offices:
Non-interest-bearing	15,788,881	9,073,175	6,715,706	20,079,575	(4,290,694)
Interest-bearing	90,450,926	49,742,338	40,708,588	89,985,274	465,652
Overseas offices, principally interest-bearing	16,989,592	13,971,118	3,018,474	16,575,082	414,510

Total deposits	123,229,399	72,786,631	50,442,768	126,639,931	(3,410,532)

Call money, funds purchased, and payables under repurchase agreements	10,162,172	6,797,651	3,364,521	7,563,508	2,598,664
Payables under securities lending transactions	5,122,795	3,837,099	1,285,696	3,821,019	1,301,776
Due to trust account and other short-term borrowings	9,009,471	10,873,944	(1,864,473)	12,962,310	(3,952,839)
Trading account liabilities	2,860,262	2,376,666	483,596	3,022,151	(161,889)
Obligations to return securities received as collateral	4,391,563	2,601,759	1,789,804	3,946,381	445,182
Bank acceptances outstanding	73,977	35,580	38,397	94,719	(20,742)
Accrued interest	217,751	107,055	110,696	172,129	45,622
Long-term debt	14,488,382	6,486,017	8,002,365	13,889,525	598,857
Accounts payable	1,923,526	2,102,959	(179,433)	1,518,009	405,517
Other liabilities	2,783,740	1,533,766	1,249,974	2,802,850	(19,110)
Liabilities of discontinued operations to be extinguished or assumed	1,411	170,688	(169,277)	118,762	(117,351)

Total liabilities	174,264,449	109,709,815	64,554,634	176,551,294	(2,286,845)

Shareholders’ equity:
Capital stock:
Preferred stock	247,100	247,100	—	247,100	—
Common stock	1,084,708	1,084,708	—	1,084,708	—
Capital surplus	5,795,624	958,366	4,837,258	5,566,894	228,730
Retained earnings:
Appropriated for legal reserve	239,571	239,571	—	239,571	—
Unappropriated	1,426,841	1,588,792	(161,951)	1,424,634	2,207
Accumulated other changes in equity from nonowner sources, net of taxes	1,768,958	849,750	919,208	1,880,215	(111,257)
Treasury stock, at cost	(1,000,486)	(3,697)	(996,789)	(774,969)	(225,517)

Total shareholders’ equity	9,562,316	4,964,590	4,597,726	9,668,153	(105,837)

Total liabilities and shareholders’ equity	183,826,765	114,674,405	69,152,360	186,219,447	(2,392,682)

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (Unaudited)

	For the six months ended September 30,		(A) — (B)	For the fiscal year ended March 31, 2006
(in millions of yen)	2006(A)	2005(B)
Interest income:
Loans, including fees	1,301,182	496,861	804,321	1,728,047
Deposits in other banks	123,188	55,221	67,967	146,572
Investment securities	346,239	205,326	140,913	515,070
Trading account assets	67,026	23,547	43,479	57,404
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	58,931	29,670	29,261	83,589

Total	1,896,566	810,625	1,085,941	2,530,682

Interest expense:
Deposits	369,982	173,418	196,564	449,398
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	104,498	57,571	46,927	168,963
Due to trust account, other short-term borrowings, and trading account liabilities	102,940	43,445	59,495	109,045
Long-term debt	133,029	50,268	82,761	154,663

Total	710,449	324,702	385,747	882,069

Net interest income	1,186,117	485,923	700,194	1,648,613
Provision (credit) for credit losses	189,523	(83,636)	273,159	110,167

Net interest income after provision (credit) for credit losses	996,594	569,559	427,035	1,538,446

Non-interest income:
Fees and commissions	659,689	319,970	339,719	1,033,275
Foreign exchange losses—net	(102,609)	(163,819)	61,210	(322,355)
Trading account profits—net	273,340	90,009	183,331	16,423
Investment securities gains—net	54,561	165,888	(111,327)	89,861
Equity in earnings (losses) of equity method investees	(37,540)	11,585	(49,125)	22,258
Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans	—	108,468	(108,468)	103,001
Other non-interest income	62,515	34,661	27,854	124,889

Total	909,956	566,762	343,194	1,067,352

Non-interest expense:
Salaries and employee benefits	424,982	316,807	108,175	746,372
Occupancy expenses—net	88,545	44,936	43,609	187,324
Fees and commission expenses	122,195	45,253	76,942	218,428
Depreciation of premises and equipment	51,999	23,318	28,681	81,282
Amortization of intangible assets	132,688	39,598	93,090	179,543
Impairment of intangible assets	151,511	—	151,511	—
Insurance premiums, including deposit insurance	55,674	26,423	29,251	89,697
Minority interest in income (loss) of consolidated subsidiaries	(817)	32,042	(32,859)	157,222
Communications	31,143	14,407	16,736	44,420
Other non-interest expenses	291,607	133,405	158,202	371,837

Total	1,349,527	676,189	673,338	2,076,125

Income from continuing operations before income taxes and cumulative effect of a change in accounting principle	557,023	460,132	96,891	529,673
Income taxes	276,503	157,736	118,767	165,473

Income from continuing operations before cumulative effect of a change in accounting principle	280,520	302,396	(21,876)	364,200
Income (loss) from discontinued operations—net	(613)	125	(738)	8,973
Cumulative effect of a change in accounting principle, net of tax	—	—	—	(9,662)

Net income	279,907	302,521	(22,614)	363,511

Income allocable to preferred shareholders:
Cash dividends paid	9,837	2,386	7,451	5,386
Beneficial conversion feature	230,336	—	230,336	201,283

Net income available to common shareholders	39,734	300,135	(260,401)	156,842

(in yen)
Amounts per share:
Basic earnings per common share—income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	4,043.59	45,884.17	(41,840.58)	19,398.62
Basic earnings per common share—net income available to common shareholders	3,982.16	45,903.29	(41,921.13)	19,313.78
Diluted earnings per common share—income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	4,012.52	45,784.76	(41,772.24)	19,036.71
Diluted earnings per common share—net income available to common shareholders	3,951.09	45,803.88	(41,852.79)	18,951.87

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Credit Quality Data

	As of September 30,		(A) — (B)	As of March 31, 2006(C)	(A) — (C)
	2006(A)	2005(B)
(in millions of yen)	(Unaudited)	(Unaudited)
Nonaccrual loans	1,001,470	676,186	325,284	1,009,834	(8,364)
Restructured loans	861,227	419,735	441,492	1,011,836	(150,609)
Accruing loans contractually past due 90 days or more	19,523	13,103	6,420	23,008	(3,485)

Total	1,882,220	1,109,024	773,196	2,044,678	(162,458)

Loans	95,427,561	51,822,267	43,605,294	95,506,835	(79,274)
Allowance for credit losses	(1,103,092)	(617,260)	(485,832)	(1,012,227)	(90,865)